UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- Form C: Offering Statement
- Form C-U: Progress Update
- Form C/A: Amendment to Offering Statement
    - Check box if Amendment is material and investors must reconfirm within five business days.
- **X** Form C-AR: Annual Report: Annual Report
- Form C-AR/A: Amendment to Annual Report
- Form C-TR: Termination of Reporting

Name of issuer
GoSun Inc.

Legal status of issuer

> *Form*
> Corporation

> *Jurisdiction of Incorporation/Organization*
> Delaware

> *Date of organization*
> December 21, 2016

Physical address of issuer
1217 Ellis St, Cincinnati, OH 45223

Website of issuer
https://www.gosun.co

Current number of employees
Ten

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$3,961,758	$2,485,882
Cash & Cash Equivalents	$1,490,581	$1,233,581
Accounts Receivable	$118,828	$110,832
Short-term Debt	$134,507	$84,302
Long-term Debt	$0	$449,289
Revenues/Sales	$5,872,726	$3,925,165
Cost of Goods Sold	$(3,381,827)	$(1,973,993)
Taxes Paid	$0	$0
Net Income	$(31,000)	$2,783

ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
March 15, 2022

GoSun Inc.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

The Business

GoSun Inc. ("GoSun Stove", "GoSun", the "company," "we," "us", or "our") is a Delaware Corporation, formed on December 21, 2016. The Company was formerly known as Applied Sunshine, LLC.

The Company is located at 1217 Ellis St, Cincinnati, OH 45223.

The Company's website is https://www.gosun.co

The Company has ten employees.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Delaware on December 21, 2016. Our acquired subsidiary, Applied Sunshine, LLC. was formed in 2011. Accordingly, we have limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize them.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

In general, demand for our products and services is correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the US or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

We rely on various intellectual property rights, including patents, trademarks, and copyrights in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Patrick Sherwin and Gary Starr in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Patrick Sherwin or Gary Starr die or become disabled, the Company will not receive any compensation to assist with such persons absence. The loss of such persons could negatively affect the Company and its operations.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Substantial disruption to production at our manufacturing and distribution facilities could occur.

A disruption in production at our manufacturing facility could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

COVID19 creates potential for substantial disruption in supply of parts, manufacturing, distribution, and demand.

Shut-downs throughout the world are affecting many businesses negatively.

It is unknown how these shutdowns will affect the company in the short term or long term. It may become difficult to procure supplies should the pandemic last a long time and due to general economic uncertainty caused by the pandemic, it may impact sales.

Ukraine and Russian Conflict creates potential for substantial increases in shipping costs and unknown delays.
The ongoing conflict has brought a degree of unknown consumer habits that are difficult to measure. The global freight network is showing signs of back-up due to the stressful activities in Eastern Europe.

Future product recalls or safety concerns could adversely impact our results of operations.
We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

The Company depends on the performance of distributors, carriers and other resellers.
The Company distributes its products through wholesalers, national and regional retailers, and value-added resellers, many of whom distribute products from competing manufacturers. The Company also sells its products and third-party products in most of its major markets directly to enterprise and government customers, international distributors and consumers and small and mid-sized businesses through its online store.

Many resellers have narrow operating margins and have been adversely affected in the past by weak economic conditions. Some resellers have perceived the expansion of the Company's direct sales as conflicting with their business interests as distributors and resellers of the Company's products. Such a perception could discourage resellers from investing resources in the distribution and sale of the Company's products or lead them to limit or cease distribution of those products.

A majority of the Company is owned by a small number of owners.
The Company's current owners of 20% or more beneficially own up to 72% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could

use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business

GoSun creates innovative products that encourage outdoor recreation, resilience and independence. We are passionate about our products and how they power our customers' lives. Founded in a small suburban garage in Cincinnati, Ohio, we grew quickly thanks to support from committed customers and shareholders, who not only believe in our products, but also use them to bring people together.

Incumbent sources of energy used for electricity and cooking (propane, charcoal, wood and fossil fuels) are expensive, harmful to the environment, and in many places, unavailable. The same goes for keeping things cool; coolers have to be continuously filled with more ice to keep things cold. Regarding portable electronics, conventional batteries can't keep up with the constant use people demand. Simply put, traditional energy sources fall short in providing what people need, especially while outdoors or off-grid. With growing concern about climate change, GoSun provides products that are an important part of the solution. Solar ovens that can cook without fuel or emissions, solar coolers that never need ice, and solar power systems that can charge your electronics and lights, and solar water purifiers that can clean water and more.

GoSun is becoming more than a lifestyle brand, designing and building products to help people live a more resilient and healthy life. In addition to our current line up of products, we aim to unroll larger solar power generator systems , and whole home solutions during the next year and integrated off-grid solutions for mobile vehicles and tiny homes.

History of the Business
On 1/1/17 GoSun Inc. began operations and the previous company, Applied Sunshine, LLC became a wholly owned subsidiary of GoSun Inc.

The Company's Products and/or Services

Product / Service	Description	Current Market
Solar Ovens	GoSun has developed a line of innovative solar stoves that can bake, boil, or fry almost anything. No smoke or emissions, no hot coals, no open flames, no explosive gas, and no grease or soot.	GoSun is focused on making incredible outdoor cooking appliances to fuel and inspire clean living in the developed world and providing practical, fuel-free cooking solutions to people in developing nations.
Portable Refrigerator	A solar cooler that doesn't need ice. This line of mini fridges can keep food cold, frozen, dry, and organized. The included battery can be charged with solar and used to charge devices.	RV, Boat, Camping, Backyard BBQ, Events, Tailgate, Sporting Events, Emergency Back-Up, Off-Grid Living
Portable Solar Power	Small yet powerful lithium ion batteries are charged with folding solar panels to be used to keep electronic devices charged.	RV, Boat, Camping, Backyard BBQ, Events, Tailgate, Sporting Events, Emergency Back-Up, Off-Grid Living, Phone Charging
Solar Lighting	Portable lights are integrated with battery and small solar panel to illuminate off-grid areas on a daily basis. Variety of sizes from handheld to small cabin.	Camping, Shed, Emergency Back-Up, Off-Grid Living, Phone Charging
Solar Water Purification	Portable water purifier that can be powered by the sun or a small lithium battery	RV, Boat, Camping, Events, Tailgate, Backpacking, Sanitation, Emergency Back-Up, Off-Grid Living

Competition

The Company's primary competitors are Goal Zero, Coleman, BioLite, MSR, YETI, and JetBoil.

There are other solar cookers in the marketplace, but thanks to innovative, proprietary design and social marketing, GoSun, is now the recognized leader and the first and only solar cooker, to enter the mainstream marketplace. The existing solar ovens are insufficient for America's fast-paced lifestyle; they are too big, too slow and not user friendly. Having outpaced the existing solar cooking industry, GoSun's competitors are charcoal, propane, wood grills and camp stoves. Traditional grilling is a lengthy, tedious process involving dirty and crude equipment. Grills are rarely portable and, when they are, they typically involve handling extremely hot and messy equipment. Nothing in today's market is eco-friendly, clean or innovative. GoSun coolers can run off of solar and its lithium battery, so they are portable and not dependent on being plugged into a household outlet or vehicle. GoSun's solar phone chargers are lightweight and portable and among the most cost effective in the marketplace. GoSun's solar lights and solar flashlights are among the most efficient currently available. GoSun's water purifiers use a small usb pump to flow the water through its purifier and to provide a sanitation system.

Supply Chain and Customer Base

GoSun partners with a few manufacturers and suppliers in China. We have a unique contract assembly factory in Ningbo, China, in which we acquired ten percent in 2020.

GoSun products have found traction with a wide spectrum of outdoor enthusiasts including campers, boaters, RVers, preppers and environmentalists. E-commerce represents the bulk of business, with specialty retail stores, nonprofits and international customers making up the rest. Notable wholesale customers are HomeDepot.com, Walmart.com, Amazon, Wayfair, and REI.

Intellectual Property and Research and Development

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
9377215	Solar Cooking Apparatus	The patent invention relates to a solar cooking apparatus comprising of solar reflectors and solar collection elements.	2012	2016	United States
9377215	Continuation of Solar Cooking Apparatus	Multiple share arrangement of the above	2014	2017	United States
10222094	Solar Oven with Back up heating	reflectors roll around tube inside frame ends, pans come in and out on sliding tray, inside can be heater with auxiliary power or heat storage	2015	2019	United States

201820041076	Portable Solar Oven	Solar apparatus that cooks or rotates to boil water	2017	2018	China
ZL20202184958 0.9	Flatware	A compact, portable, retractable set of utensils with hygienic cover	2020	2021	China

Design Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
D799882	GoSun Grill	Design Patent	2016	2017	United States
D863860	GoSun Go	Design Patent	2017	2018	United States
201730516972	GoSun Go	Design Patent	2017	2017	China

Trademarks

Application or Registration#	Mark		Registration Date	Country
4968143	GoSun Sport		May 31, 2016	United States
5155454	GoSun Dogger		March 17, 2017	United States
4968146	GoSun Grill		May 31, 2016	United States

5223070	GoSun		June 13, 2017	United States
5582311	GoSun		October 9, 2018	United States
6438070	GoSun		August 3, 2021	United States
6438071	GoSun		August 3, 2021	United States
6666049	GoSun Chillest		March 8, 2022	United States
55714807	Sunuser		November 28, 2021	China
55688704	Sunuser		November 21,2021	China

Copyright Registrations

Registration #	Title	Description	Registration Date
VA 2107710	GoSun Promotional Collage	GoSun Promotional Collage	May 17, 2016
VA 2022006	GoSun Stove Drawing	GoSun Drawing	July 8, 2016

Real Property

The Company owns or leases the following real property:

Property Address	Own or Lease	Description
GoSun Inc. 1217 Ellis St Cincinnati OH 45223	Lease	Office, warehouse and shop space is rented on a month-to-month basis
GoSun Inc. 5030 Wooden Shoe Cincinnati, OH 45232	Lease	Office and workshop space rented on a month-to-month basis

Governmental/Regulatory Approval and Compliance
Not Applicable

Litigation
None

Other

The Company's principal address is 1217 Ellis St, Cincinnati, OH 45223

The Company conducts business in Ohio.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Patrick Sherwin

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, CEO, President and Secretary, 1/1/17-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
1/1/17-present, Founder and inventor of GoSun Inc., Sherwin directs the day to day operations at GoSun Inc. full-time, as well as developments of innovation. Prior to that, Sherwin was the founder and president of Applied Sunshine, LLC, where the basis of GoSun's technology was created.

Name
Gary Starr

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, 1/1/17-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
1/1/17-present, A marketing and sales strategist, Starr is actively working full-time with GoSun Inc. in business development. He has also been a board member for over two dozen start-ups (ranging from electric scooters to solar homes) including two companies that became public.

Name
Glen MacGillivray

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, 2017-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Director of four Canadian corporations, three African companies and one UK company. Primary role is senior management of renewable energy companies. Consults with GoSun Inc. for about five hours each month. Earlier, founded and later sold Nray Services Inc., that specializes in the neutron radiographic inspection of first row jet-engine turbine blades, that had operations in both Canada and the USA.

Name
Emily Zaebst

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, 2017- present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
07/2015 - Current; Cincinnati Health Department, School and Adolescent Health Division. Zaebst is a Family Nurse Practitioner in community health providing out-patient, primary care to at-risk youth and their families. Consults with GoSun Inc. for about five hours each month.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Patrick Sherwin

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, CEO, President and Secretary, 1/1/17-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
1/1/17-present, Founder and inventor, Sherwin directs the day to day operations of GoSun Inc. full-time, as well as developments of innovation. Prior to that, Sherwin was the founder and president of Applied Sunshine, LLC, where the basis of GoSun's technology was created.

Peter Harten

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Operating Officer 08/1/21-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief Operating Officer 08/1/21-present
Harten directs the day to day operations of GoSun Inc. full-time, as well as procurement.

Director of Global Operations, GoSun Inc. 04/01/20-08/01/21

Operations Manager, GoSun Inc. 07/01/17-04/01/20

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has ten employees in Ohio.

CAPITALIZATION AND OWNERSHIP

Capitalization

Capital Structure

At inception, the Company authorized 10,000,000 shares of common stock with $0.0001 par value. In 2021, the Company authorized amended and restated articles of incorporation to authorize 25,000,000 shares of $0.0001 par value common stock, and 1,000,000 shares of preferred stock with $0.0001 par value. As of December 31, 202 and 20, there were 12,020,358 shares of common stock and 11,978,395 shares of common stock were issued and outstanding, respectively.

In March, 2021, the Company authorized and amended and restated articles of incorporation to authorize 25,000,000 shares of $0.0001 par value common stock and 1,000,000 shares of $0.0001 par value preferred stock. As of December 31, 2021, and 2020, there were 958,903 shares of preferred stock and 0 shares of preferred stock issued and outstanding, respectively. In March, 2022, the Company authorized and amended and restated articles of incorporation to authorize 27,000,000 shares of $0.0001 par value common stock and 2,000,000 shares of $0.0001 par value preferred stock.

The Subsidiary Company was established as a limited liability company, which was 100% owned by the Company's founder prior to the acquisition discussed in Notes 1 and 2. All equity activity of the Subsidiary Company prior to the formation of the Company on December 21, 2016 are presented in additional paid-in capital in the statement of changes in stockholders' equity (deficit).

Stock Issuances

The Company issued 10,000,000 shares of its common stock to four founders on December 21, 2016 at a price per share of $0.0001.

During, 2017, the Company issued a Convertible Note under Regulation D 506(c) and Regulation CF raising $629,432, the proceeds were used for new product development, marketing and working capital.

During 2017, the Company issued 792,167 shares of common shares under Regulation D 506(c) providing gross proceeds of $475,000, the proceeds were used for increasing inventory, marketing and working capital. Cash offering costs of $3,126 were also recorded to additional paid-in capital as offering costs.

During 2019, the Company issued through private placements 287,950 common shares under Regulation D 506 (c) providing reduction of long term debt and proceeds totaling $195,915, the proceeds were used for reduction of long term debt and working capital.

During 2019, the Company sold through the crowdfunding platform, Start Engine, 214,651 common shares under Regulation D 506 (c) and Regulation CF providing gross proceeds of $279,046, the proceeds were used for new product development, marketing and working capital.

During 2020, the Company entered into an equity purchase agreement with a third party for a purchase price of $100,000 in exchange for a 10% ownership interest. The Company paid $50,000 in cash considerations and issued 38,462 shares of common stock with a fair value of $50,000.

During 2020, the Company sold through the crowdfunding platform, Start Engine 645,155 common shares under Regulation D 506 (c) and Regulation CF providing gross proceeds of $788,347, or an aggregate total during 2019 and 2020 of 859,806 common shares and an aggregate gross total of $1,067,393, the proceeds were used for new product development, marketing and working capital.

During 2021, the Company sold through a private placement 25,000 shares under Regulation D 506(c) The investor exercised stock options at $1.30 per share for gross proceeds of $32,500.

During 2021, the Company sold through the crowdfunding platform, Start Engine 238,438 preferred shares under Regulation D 506 (c) and Regulation CF providing gross proceeds of $1,192,189 the proceeds were used for new product development, marketing and working capital.

Convertible Notes

The Company sold Convertible Debentures (called Crowd Notes, similar to SAFE Notes) in July 2017 through a Crowd offering. The Company additionally issued to SI Securities, LLC, as compensation for its services as intermediary.

The amount of the Convertible Debenture notes that are owed and are convertible as of December 31, 2021 are $0. The Convertible Debentures were converted into 720,465 preferred shares and the proceeds were used for new product development, marketing and working capital.

Transfer Agent

GoSun selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Line of Credit

In September 2016, the Company entered into a line of credit agreement with a bank, in the amount of $250,000 bearing interest at a rate of prime plus 2.5% (7.0% as of December 31, 2019). The Company did not draw on this line of credit during 2020, and the balance on the line of credit was $0 as of December 31, 2020. The line of credit matured in October 2020 and was extended for one year in the amount of $250,000, bearing interest at a rate of prime plus 2.25%. Payments of interest only are due monthly, while the principal balance is due and payable at the maturity date. The line of credit is collateralized by the Company's inventory. The line of credit is personally guaranteed by the Company's CEO.

Loan Payable

In May 2020, the Company entered into a loan with a lender in an aggregate principal amount of $35,500, pursuant to the Paycheck Protection Program ("PPP") under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The PPP Loan is evidenced by a promissory note ("Note"). Subject to the terms of the Note, the PPP Loan bears interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, has an initial term of two years, and is unsecured and guaranteed by the Small Business Administration. In 2021, the Company applied to the Lender for forgiveness of the PPP Loan, with the amount which was fully forgiven equal to the sum of payroll costs, covered rent, and covered utility payments incurred by the Company during the applicable forgiveness period, calculated in accordance with the terms of the CARES Act.

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Patrick Sherwin	51 %
Gary Starr	21%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Annual Report and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B. The financial statements were reviewed by a CPA and were audited.

Operations

GoSun Inc. (the "Company"), is a corporation organized December 21, 2016 under the laws of Delaware. The Company manufactures fuel-free cooking devices, solar coolers, solar battery chargers, solar lights, solar water purifiers, and other solar items that are sold to customers through its e-commerce website and retail stores.

Applied Sunshine, LLC (the "Subsidiary Company"), is a limited liability company organized January 25, 2011 under the laws of Ohio under common ownership and control as the Company. In December 2016, the Subsidiary Company merged with the Company in an acquisition transaction effective January 1, 2017, whereby the 100% owner of the Subsidiary Company agreed to exchange 100% interest in the Subsidiary Company for 8,300,000 shares of the Company's common stock, transferring ownership of the Subsidiary Company to the Company as a wholly owned subsidiary.

Over the past two years, the Company has increased revenue 50% from $3,925,165 in 2020 to $5,872,726 in 2021. Our expenses increased from $1,920,098 in 2020 to $2,504,243 in 2021. Profits decreased from profits in 2020 at $2,783 to an operating loss in 2021 of ($31,000). In trend summary, the Company is earning more revenue and fixed overhead costs by contracting out advertising oversight and is focusing on its higher margin ecommerce website rather than wholesale/dealer marketing. The Company is focusing on higher margin products that can be sold directly to its growing customer base, and adding new products that increase customer audiences. The Company believes that based on current sales, that this trend will continue in the future, however we cannot assure that this trend will continue, especially with the unknown economic situation due to COVID-19 and the Ukraine-Russian War.

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company typically collects revenue upon sale and recognizes the revenue when the item has shipped. The Company includes credit card merchant account fees as cost of goods sold in the statement of operations.

Liquidity and Capital Resources

GoSun Inc. has approximately $650,000 in cash on hand as of March 21, 2022, plus an unused line of credit of $250,000. The current Reg CF fundraise on StartEngine.com is anticipated to increase cash on hand as capital is being raised, and sales increased as of March 21, 2022. This capital should allow the company to operate for the next couple of years, even given an economic downturn. The Company has no long term cash obligations and has a low fixed overhead.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Annual Report and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B. We cannot assure that this growth trend will continue, especially with the current unknown economic situation due to COVID-19. Additionally there are various inflationary trends and other global events that could affect the Company's growth in the future.

Burn Rate and Runway

As of March 21, 2022, the Company has seen an increase in sales over 2021. The Company does provide products that provide more independence and resilience since they do not depend on outside fuel or power sources. The Company cannot assure that this trend will continue, or if due to the current economic uncertainties, customers will continue to purchase the Company's products.   In 2021, the Company was cash flow positive, there can not be any assurance that this trend will continue in 2022.

Valuation

You should carefully consider the valuation of your securities as an investor in the Company and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Classes of Securities of the Company

Common Shares

Dividend Rights
No.

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred shares.

Rights and Preferences
None

Preferred Shares

Dividend Rights
No.

Voting Rights
No.

Right Receive Liquidation Distributions
Yes

Rights and Preferences
$1.00 per share liquidation preference

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2020 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2021 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

The Company does not have the right to repurchase the Common Shares. The Common Shares do not have a stated return or liquidation preference.

Related Person Transactions

GoSun Inc. acquired Applied Sunshine LLC, a related party company under common control, effective 1/1/17 in a stock exchange transaction. Patrick Sherwin, GoSun's CEO is the landlord of the Company office. Monthly rent of $1,800 is paid from the Company to Patrick Sherwin, and Director, Emily Zaebst, on a month-to-month term.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable.

OTHER INFORMATION

Bad Actor Disclosure

None

What is my ongoing relationship with the Company?

You are an investor in the Company. But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This Annual Report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3. the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4. the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. the Company liquidates or dissolves its business in accordance with state law.

Ongoing Reporting Compliance
Neither the Company nor any of its predecessors previously failed to comply with the ongoing reporting requirements of §227.202.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Annual Report to be signed on its behalf by the duly authorized undersigned.

/s/ Patrick Sherwin
_____
(Signature)

Patrick Sherwin
_____
(Issuer)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Patrick Sherwin
_____
(Signature)

Patrick Sherwin
_____
(Name)

CEO, Principal Financial Officer, and Principal Accounting Officer
_____
(Title)

3/25/2022
_____
(Date)

/s/ Gary Starr
_____
(Signature)

Gary Starr
_____
(Name)

Director
_____
(Title)

3/25/2022
_____
(Date)

/s/ Emily Zaebst
_____
(Signature)

Emily Zaebst
_____
(Name)

Director
_____
(Title)

3/25/2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

GOSUN INC.

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

GOSUN INC.

<u>TABLE OF CONTENTS</u>

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
GoSun, Inc.

Opinion

We have audited the financial statements of GoSun, Inc. which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of GoSun, Inc. as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of GoSun, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about GoSun, Inc.'s ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2021.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of GoSun, Inc.'s internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about GoSun, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart FS

March 4, 2022
Los Angeles, California

GOSUN INC.

CONSOLIDATED BALANCE SHEETS

	December 31,	
	2021	2020
Assets		
Current assets:		
Cash	$ 1,490,581	$ 1,233,581
Accounts receivable	39,038	71,186
Other receivables	79,790	39,646
Inventory	2,121,540	889,922
Prepaid expenses	27,412	52,313
Total current assets	3,758,361	2,286,649
Property and equipment, net	57,555	64,458
Intangible assets, net	38,338	27,271
Investments	100,000	100,000
Deposits	7,504	7,504
Total assets	$ 3,961,758	$ 2,485,882
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 134,507	$ 84,302
Deferred revenue	759,303	757,625
Total current liabilities	893,810	841,927
Crowd note agreements liability, net of unamortized discount	-	449,289
Accrued interest	-	77,912
Loan payable	-	35,500
Total liabilities	893,810	1,404,628
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.0001 par value, 1,000,000 shares authorized, 958,903 and 0 shares issued and outstanding as of December 31, 2021 and 2020, respectively	96	-
Common stock, $0.0001 par value, 25,000,000 shares authorized, 12,020,358 and 11,978,395 shares issued and outstanding as of December 31, 2021 and 2020, respectively	1,202	1,171
Additional paid in capital	3,991,501	1,973,934
Accumulated deficit	(924,851)	(893,851)
Total stockholders' equity	3,067,948	1,081,254
Total liabilities and stockholders' equity	$ 3,961,758	$ 2,485,882

The accompanying notes are an integral part of these financial statements.

GOSUN INC.

CONSOLIDATED INCOME STATEMENTS

	Year Ended December 31,	
	2021	2020
Revenues	$ 5,872,726	$ 3,925,165
Cost of sales	3,381,827	1,973,993
Gross profit	2,490,899	1,951,172
Operating expenses:		
General and administration	622,475	320,162
Sales and marketing	1,575,337	1,301,601
Research and development	306,431	298,336
Total operating expenses	2,504,243	1,920,098
Income (loss) from operations	(13,344)	31,074
Other income (expense):		
Interest expense	(63,404)	(42,059)
Interest income	506	5,383
Other income	45,242	8,385
Total other income (expenses)	(17,656)	(28,291)
Net income (loss)	$ (31,000)	$ 2,783

The accompanying notes are an integral part of these financial statements.

GOSUN INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Balance at December 31, 2019	-	$ -	11,398,194	$ 1,113	$ 1,106,958	$ (896,634)	$ 211,437
StartEngine equity issuance	-	-	541,729	54	733,386	-	733,440
StartEngine equity issuance costs	-	-	-	-	(79,533)	-	(79,533)
Issuance of common stock for investment	-	-	38,462	4	49,996	-	50,000
Stock-based compensation	-	-	-	-	163,127	-	163,127
Net income	-	-	-	-	-	2,783	2,783
Balance at December 31, 2020	-	-	11,978,385	1,171	1,973,934	(893,851)	1,081,254
StartEngine equity issuance	238,438	24	-	-	1,192,165	-	1,192,189
StartEngine equity issuance costs	-	-	16,973	29	(116,630)	-	(116,602)
Conversion of notes into preferred sotck	720,465	72	-	-	590,532	-	590,604
Exercise of stock options	-	-	25,000	3	32,498	-	32,500
Stock-based compensation	-	-	-	-	319,001	-	319,001
Net loss	-	-	-	-	-	(31,000)	(31,000)
Balance at December 31, 2021	958,903	$ 96	12,020,358	$ 1,202	$ 3,991,501	$ (924,851)	$ 3,067,948

The accompanying notes are an integral part of these financial statements.

5

GOSUN INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2021	2020
Cash flows from operating activities:		
Net income (loss)	$ (31,000)	$ 2,783
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation and amortization	43,745	35,206
Amortization of debt issuance costs	30,143	18,087
Stock-based compensation	319,001	163,127
Changes in operating assets and liabilities:		
Accounts receivable	32,148	(65,104)
Other receivables	(40,144)	62,351
Inventory	(1,231,618)	(424,913)
Prepaid expenses	24,901	(3,678)
Accounts payable and accrued liabilities	47,966	(10,475)
Deferred revenue	1,678	133,857
Accrued interest	-	23,972
Net cash used in operating activities	(803,179)	(64,789)
Cash flows from investing activities:		
Purchase of property and equipment	(33,347)	(31,032)
Sale of property and equipment	-	-
Intangible assets	(14,562)	(3,163)
Deposits	-	(5,904)
Cost method investment	-	(50,000)
Net cash used in investing activities	(47,909)	(90,099)
Cash flows from financing activities:		
Proceeds from StartEngine raise, net of issuance costs	1,075,587	653,853
Proceeds from PPP loan	-	35,500
Exercise of stock options	32,500	-
Net cash provided by financing activities	1,108,087	689,353
Net increase (decrease) in cash	257,000	534,465
Cash at beginning of period	1,233,581	699,115
Cash at end of period	$ 1,490,581	$ 1,233,581
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ -	$ -
Supplemental disclosure of non-cash investing and financing activities:		
Common stock issued for investment	$ -	$ 50,000
Conversion of notes and accrued interest into preferred stock	$ 590,604	$ -

The accompanying notes are an integral part of these financial statements

NOTE 1 –DESCRIPTION OF BUSINESS

GoSun Inc. ("the Company"), is a corporation organized on December 21, 2016, under the laws of Delaware. The Company designs and manufactures, solar cookers, solar refrigerators, solar chargers, solar water purifiers, solar generators and other solar products that are sold to customers through its e-commerce platform and other distributors and retail stores.

Applied Sunshine LLC (the "Subsidiary Company"), is a limited company organized January 25, 2011 under the laws of Ohio under common ownership and control as the Company, In December 2016, the Subsidiary Company merged with the Company in an acquisition transaction effective January 1, 2017, whereby the 100% owner of the Subsidiary Company agreed to exchange 100% interest in the Subsidiary Company for 8,300,000 shares of the Company's Common Stock, transferring ownership of the subsidiary Company to the Company as a wholly owned subsidiary.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The Company's financial statements presented are prepared in accordance with the accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of the financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to estimates and assumptions include the carrying value of fixed asset and accounts receivables. Actual results could differ significantly from such estimates.

Cash and cash equivalents

Cash and cash equivalents consist of demand deposits at banks and highly liquid deposits at banks with an original maturity of three months or less.

The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, the Company's cash balances included $1,240,581 in excess of the FDIC insured limits.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Account Receivables

Accounts receivable are recorded at invoiced amounts. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable balance. The Company historically has had substantially all of their accounts receivable paid in full. There was no provision for doubtful accounts as of December 31, 2021 or 2020.

Fixed Assets

Fixed assets are recorded as cost. Major improvements and betterments are capitalized while maintenance, repairs and minor renewals are charged to expense as incurred. Upon sale or retirement of depreciable property, the related cost and accumulated depreciation are removed from the accounts and resulting gains or losses are recognized in operations. Depreciation is computed on the straight-line method. The estimated useful lives are as follows:

	Estimated lives (in years)
Equipment	5
Furniture and fixture	5-7
Molding	3-5
Vehicle	5

Inventories

Inventories consist primarily of finished products, which consist primarily of solar cookers, solar coolers, solar chargers, solar water purifiers, and other solar products. Inventories are recorded at the lower of cost or market, using the weighted average cost method. As of December 31, 2021, and 2020 the inventory was $2,121,540 and $889,922, respectively. As of December 31, 2021, and 2020, the Company determined there was no reserve for obsolescence necessary.

Intangible Assets

Intangible assets are amortized over the respective estimated lives, unless the lives are determined to be indefinite and reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. Impairment testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Intangible Assets (Continued)

The Company capitalizes costs related to obtaining and filing patents, copyrights, and trademark applications and commences amortization over a patent's estimated useful life, typically seventeen years when a patent is successfully filed. During 2021 and 2020, the Company had $38,338 and $27,271 in intangible assets, net, pertaining to capitalized patent, copyright, and trademark related costs. Amortization expenses for the year ended December 31, 2021, and 2020 were $3,494 and $1,628, respectively. The Company evaluates the capitalized costs for impairment.

Impairment of Long-Lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable.

For long-lived assets to be held and used, the Company recognizes an impairment loss only if its carrying amount is not recoverable through its undiscounted cash flows and measures the impairment loss based on the difference between the carrying amount and fair value.

Investments

The Company accounts for investments which it has minority ownership under the cost method. The Company evaluates the investments annually for indicators of impairment. As of December 31, 2021, no impairment was recognized.

Revenue Recognition

The Company determines revenue recognition through the following steps:
      1 - Identification of a contract with a customer
      2 - Identification of the performance obligations in the contract
      3 - Determination of the transaction price
      4 - Allocation of the transaction price to the performance obligations in the contract
      5 - Recognition of revenue when or as the performance obligations are satisfied.

In 2021 and 2020, GoSun Inc. pre-sold their products through its crowdfunding platforms, Indiegogo and Kickstarter. Revenues from pre-sales are recognized when products ship. The Company's deferred revenues balances were $759,303 and $757,625 as of December 31, 2021 and 2020, which includes revenue from pre-sale campaigns and amounts received for products not yet shipped to customers.

Advertising

The Company expenses the cost of advertising and promotions as incurred. Advertising expenses for the years ended December 31, 2021, and 2020 were $579,136 and $593,468, respectively.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Research and Development

Research and development costs are expensed as incurred. The Company recorded $306,431 and $298,336 of research and development costs for the years ended December 31, 2021, and 2020, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions. The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company estimates it will have net operating loss carry forwards of approximately $277,944 as of December 31, 2021. The Company pays federal taxes at a rate of 21% and has used this effective rate to derive net deferred tax assets of $58,368 as of December 31, 2021, resulting from its net operating loss carryforwards and other book-to-tax differences.

Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carry forwards, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero. The Company files U.S. federal, and City of Cincinnati income tax returns. There is no corporate income tax for the State of Ohio. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 - FAIR VALUE MEASUREMENTS

The Company reports its fair value measures using a three-level hierarchy that prioritizes the inputs used to measure fair value. This hierarchy, established by GAAP, requires that entities maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs used to measure fair value are as follows:

- Level 1. Quoted prices for identical assets or liabilities in active markets to which the organization has access at measurement date.

- Level 2. Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include:

I. Quoted prices for similar assets or liabilities in active markets
II. Quoted prices for identical or similar assets in markets that are not active
III. Observable inputs other than quoted prices for asset or liability (for example, interest rates and yield curves); and
IV. Inputs derived principally from, or corroborated by, observable market data by correlation or by other means.

- Level 3. Unobservable inputs for asset or liability. Unobservable inputs should be used to measure the fair value to the extent that observable inputs are not available.

NOTE 3 - FAIR VALUE MEASUREMENTS (CONTINUED)

When available the Company measures fair value using level 1 inputs because they generally provide the most reliable evidence of fair value. The primary use of fair value measures in the financial statements is the initial measurement of cash and cash equivalents, accounts receivables, fixed assets and long-lived assets.

NOTE 4 — PROPERTY AND EQUIPMENT

	December 31,	
	2021	2020
Equipment	23,127	$ 21,193
Furniture and fixtures	10,433	10,000
Molding	144,548	115,105
Vehicle	17,319	15,782
Total property and equipment	195,427	162,080
Accumulated depreciation	(137,872)	(97,621)
	$ 57,555	$ 64,458

Depreciation expenses for the year ended December 31, 2021, and 2020 were $40,251 and $35,206, respectively.

NOTE 5 — INVESTMENT

In September 2020, the Company entered into an equity purchase agreement with a third party for a purchase price of $100,000 in exchange for a 10% ownership interest. The Company paid $50,000 in cash consideration and issued 38,462 shares of Common Stock with a fair value of $50,000. The investment is accounted for under the cost method.

NOTE 6 — DEBT

Loan Payable

In May 2020, the Company entered into a loan with a lender in an aggregate principal amount of $35,500, pursuant to the Paycheck Protection Program ("PPP") under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The PPP Loan is evidenced by a promissory note ("Note"). Subject to the terms of the Note, the PPP Loan bears interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, has an initial term of two years, and is unsecured and guaranteed by the Small Business Administration. The Company may apply to the Lender for forgiveness of the PPP Loan, with the amount which may be forgiven equal to the sum of payroll costs, covered rent, and covered utility payments incurred by the Company during the applicable forgiveness period, calculated in accordance with the terms of the CARES Act.

NOTE 6 — DEBT (CONTINUED)

The loan proceeds were used for payroll and other covered payments, and in October 2021, the Company was notified of full forgiveness of the PPP Loan.

NOTE 7 — STOCKHOLDERS' EQUITY

Capital Structure

As of December 31, 2021, the Company's amended and restated articles of incorporation authorized the Company to issue 25,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock, $0.0001 par value.

The Preferred Stock is convertible into shares of Common Stock on a one-to-one basis. The preferred stock shall be automatically converted to Common Stock upon an initial public offering, upon written consent of the majority of the preferred holders or upon a change of control. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, the preferred stockholders shall be entitled to a liquidation preference prior to common stockholders at liquidation preference of $1.00 per share.

During 2019, the Company started raising funding on StartEngine crowdfunding platform. As of December 31, 2020, the Company raised an aggregate of $1,067,393. Costs associated with the raise amounted to $79,533 and $56,607 during the years ended December 31, 2021 and 2020, respectively. As of December 31, 2020, the Company was waiting for $24,781 to be received from StartEngine. The amount has been recorded in other receivables. In 2021, the Company issued 16,973 shares of Common Stock to StartEngine upon completion of the offering.

In 2021, the Company initiated a crowdfunding raise of Preferred Shares. As of December 31, 2021, the Company raised an aggregate of $1,192,189 and issued 238,438 shares of Series A Preferred Stock. Costs associated with the raise amounted to $116,602 in 2021. As of December 31, 2021, the Company was waiting for $66,652 to be received from StartEngine. The amount has been recorded in other receivables.

In connection with the Preferred Equity Financing, the Company converted outstanding convertible notes and accrued interest totaling $590,604 into 720,465 shares of Preferred Stock (see Note 8).

In 2021, an option holder exercised his options for 25,000 shares of Common Stock for proceeds of $32,500.

NOTE 8 — CONVERTIBLE NOTE AGREEMENTS

During 2017, the Company entered into Crowd Note agreements with investors through a Regulation Crowd funding campaign in exchange for cash investments totaling $599,460. The Crowd Note agreements bear interest at 5% and have no maturity date. The Crowd Note agreements become convertible into shares of the Company's Common Stock upon a qualified financing event (as defined in the agreements). The number of shares the Crowd Note agreements are convertible into is determined by whichever calculation provides for the greater number of shares between: A) a 20% discount to the pricing in the triggering equity financing; B) the price implied by a $10,000,000 valuation cap divided by the capitalization of the Company (as defined in the agreements) at the triggering equity financing.

NOTE 8 — CONVERTIBLE NOTE AGREEMENTS (CONTINUED)

Loan fees of $60,461 were incurred in connection with this offering and were recorded as discounts to the notes. Additionally, the Company issued its broker $29,963 of Crowd Notes as part of the placement fee. Total loan fees of $90,433 were discounted to the note balance, and the Company is amortizing such fees to interest expense over a sixty-month period, which is the Company's estimate of when these notes will convert. As of December 31, 2020, $479,432 of Crowd Notes were outstanding, which are presented net of unamortized loan expenses of $30,143 for a carrying balance of $449,289. Amortization on these discounts of $18,087 was recognized during the year ended December 31, 2020. As of December 31, 2020, the Company had accrued interest of $77,912 pertaining to the notes.

In 2021, upon the Company's Preferred Equity Financing, the entire outstanding principal and accrued interest totaling $590,604 was converted into 720,465 shares of Preferred Stock. The remaining unamortized debt discount of $30,143 as of December 31, 2020, was amortized to interest expense.

NOTE 9 - SHARE-BASED PAYMENTS

Stock Plan

The Company has adopted the 2017 Equity Incentive Plan (the "Plan"), which provides for the grant of shares of stock options to employees and service providers. Under the Plan, the number of shares reserved for grant was 2,500,000 shares as of December 31, 2021. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. Stock options comprise all of the awards granted since the Plan's inception. Shares available for grant under the Plan amounted to 470,000 as of December 31, 2021. The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards. The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option.

The Company has adopted the 2020 Equity Incentive Plan (the "2020 Plan"), which provides for the grant of shares of stock options to employees and service providers. Under the 2020 Plan, the number of shares reserved for grant was 3,000,000 shares as of December 31, 2020. As of December 31, 2020, no awards have been granted under the 2020 Plan.

NOTE 9 - SHARE-BASED PAYMENTS (CONTINUED)

The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. The assumptions utilized for option grants during the year ended December 31, 2020, is as follows:

	2020
Risk Free Interest Rate	0.42%
Expected Dividend Yield	0.00%
Expected Volatility	50%
Expected Life (years)	5.77
Fair Value per Stock Option	$ 0.60

For options issued to date, a vesting schedule of three years has been used. A summary of information related to stock options for the years ended December 31, 2021, and 2020 is as follows:

	Options	Exercise Price
Outstanding, December 31, 2019	969,167	$ 0.18
Granted	1,525,000	1.30
Execised	-	-
Forfeited	(114,167)	$ 0.15
Outstanding, December 31, 2020	2,380,000	$ 0.90
Granted	-	-
Execised	(25,000)	$ 1.30
Forfeited	(350,000)	$ 0.72
Outstanding, December 31, 2021	2,005,000	$ 0.93
Exercisable, December 31, 2021	1,367,500	$ 0.70
Weighted average duration to expiration of outstanding options at year end during the year	7.3	

NOTE 10 - SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through March 4, 2022, which is the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements.

END OF REPORT